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VTEX 6-K

Exhibit 99.1

VTEX

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD MAY 24, 2024

NOTICE IS HEREBY GIVEN that an annual general meeting (the “AGM”) of VTEX (the  “Company”) will be held on May 24, 2024 at 10:00 a.m. (Eastern Time) at Floor 4, Willow House Cricket Square, Grand Cayman, KY1-9010, Cayman Islands. Holders of record of the Company’s Class A common shares and the Class B common shares as of the Record Date (as defined below), are cordially invited to attend the AGM.

AGENDA

The AGM will be held for the purpose of considering and, if thought fit, passing and approving the following resolutions:

1.Proposal No. 1: to resolve, as an ordinary resolution, the ratification of Silvia Mazzucchelli as a member of the Board of Directors;

2.Proposal No. 2: the ratification and approval of financial statements and the auditor’s report for the fiscal year ended December 31, 2023.

The Board of Directors of the Company (the “Board”) has fixed the close of business on April 18, 2024, as the record date (the “Record Date”) for determining the shareholders of the Company entitled to receive notice of the AGM or any adjournment thereof. The holders of record of the Class A common shares and the Class B common shares of the Company as at the close of business on the Record Date are entitled to receive notice of and attend the AGM and any adjournment thereof.

The Company’s 2023 annual report for the fiscal year ended December 31, 2023 was filed with the U.S. Securities and Exchange Commission (the “Commission”) on February 27, 2024 (the “2023 Form 20-F”). Shareholders may obtain a copy of the 2023 Form 20-F, free of charge, from the Company’s website at https://investors.vtex.com/ and on the SEC’s website (http://www.sec.gov) or by contacting the Company’s Investor Relations Department by email at investors@vtex.com.

The Board recommends that the Company’s shareholders vote “FOR” the resolution at the AGM. Further details regarding the resolutions are set out in the attached proxy statement (which is hereby incorporated into this notice by reference) (the “Proxy Statement”).

Please read our Proxy Statement for important information on the resolution. Your vote is important. Whether or not you expect to attend the AGM and whether you are a registered shareholder (with shares held of record) or a holder of shares in street name (with shares held by a bank, brokerage firm, or other nominee), please vote at your earliest convenience by following the instructions in the Notice of Internet Availability, Proxy Card, and Proxy Statement.

Proxies submitted by registered shareholders and street shareholders (whether by internet or by mailing a Proxy Card) must be received by us no later than 11:59 p.m., Eastern time, on May 23, 2024, to ensure your representation at our AGM.

By Order of the Board of Directors

/s/ Geraldo do Carmo Thomaz Júnior
Name: Geraldo do Carmo Thomaz Júnior
Title: Co-Chairman of the Board of Directors

/s/ Mariano Gomide de Faria
Name: Mariano Gomide de Faria
Title: Co-Chairman of the Board of Directors

Dated: April 24, 2024

Registered Office:
c/o Harneys Fiduciary (Cayman) Limited
4th Floor, Harbour Place
P.O. Box 10240
Grand Cayman
KY1-1002
Cayman Islands

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR VTEX SHAREHOLDER MEETING TO BE HELD ON MAY 24, 2024

Our Proxy Statement, our annual report on Form 20-F for the fiscal year ended December 31, 2023, and our audited consolidated financial statements for the year ended December 31, 2023, and their respective notes can be accessed free of charge on our investor relations website (https://www.investors.vtex.com/) and on the SEC’s website (http://www.sec.gov).

By inserting the control number to be provided to you on your Notice of Internet Availability of Proxy Materials or proxy card at www.voteproxy.com/ for registered shareholders and at www.proxyvote.com/ for street shareholders, you will have instructions on how to access our proxy materials, and on how to vote via the Internet or by proxy card. If you own shares in street name, meaning that your shares are held by a bank, brokerage firm, or other nominee, you may also instruct that institution on how to vote your shares.